Exhibit 99.5
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Rio Tinto announces acceptance of offer from Amcor for the majority of Alcan Packaging businesses
23 December 2009
Rio Tinto announced today that it has accepted the offer by Amcor for the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions, following completion of the required Works Councils consultations.
Rio Tinto announced on 18 August 2009 the receipt of a binding offer from Amcor for these businesses for a total consideration of US$2.025 billion.
The transaction has recently been cleared by the European Commission. Clearance is awaited from the Department of Justice in the US.
Since February 2008, Rio Tinto has announced asset sales of US$10.3 billion, including the Amcor transaction. During 2008, Rio Tinto completed divestments totalling US$3.1 billion. During 2009, Rio Tinto has agreed asset sales of US$7.2 billion and completed US$3.6 billion of these. Completed transactions include Ningxia (aluminium), Potasio Rio Colorado (potash), Corumbá (iron ore), Jacobs Ranch (coal), Alcan Composites and the Cloud Peak IPO.
Agreed sales yet to complete include Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia, Alcan Packaging Food Americas and Maules Creek (Coal & Allied).
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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